United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D
Amendment 1

Under the Securities Exchange Act of 1934
(Amendment No. )*

U.S. RARE EARTHS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.00001 PER SHARE
(Title of Class of Securities)

0001098881
(CUSIP Number)

Mr. Michael Parnell Michael Parnell Living Trust/ Michael Parnell, Living Trust 12 Gunnebo Drive Lonoke, AR 72086 570-337-5185
(Name, address and telephone number of person authorized to receive notices and communications)

August 31, 2012
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 0001098881	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Michael Parnell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF	7	SOLE VOTING POWER	2,647,000 SHARES
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0 SHARES
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	2,647,000 SHARES
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0 SHARES
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,647,000 SHARES
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 0001098881	SCHEDULE 13D	Page 3 of 5 Pages

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D Amendment 1 ("13D") relates to the shares of common stock, par value $0.00001 per share (the "Common Stock"), of U. S. Rare Earths, Inc. (“USRE”), a Nevada corporation, whose principal executive office is located at 12 Gunnebo Drive, Lonoke, Arkansas. The principal executive officer is Michael D. Parnell, Chief Executive Officer.

This 13D provides notice of the award of 1,250,000 shares by the Board of Directors on August 31, 2012 related to his Employment Agreement as Amended.

ITEM 2. IDENTITY AND BACKGROUND.

This 13D is being filed pursuant to Rule 13D-1(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Michael Parnell is a Texas citizen. This "Reporting Party" is an "institutional investor" or an "accredited investor."

Information with respect to this Reporting Person is given solely by such Reporting Person.

Mr. Michael Parnell was appointed as a director and Chief Executive Officer on December 31, 2007 following the acquisition of Media Depot. Mr. Parnell is a graduate of the University of Arkansas with a degree in Agricultural Economics. In 2002, Mr. Parnell joined J.I.T. Distribution as President and was responsible for marketing, licensing and branding a variety of odor control products through retail distribution chains. In 2004, Mr. Parnell joined GWA, a national advertising agency as a National Account Director, directing Co-Op advertising for 23 markets across the United States. In 2005, Mr. Parnell joined Media Depot as National Account Director and was responsible for securing new clients and maintaining existing client relationships. Prior to 2002, Mr. Parnell was a portfolio manager with the Investment Banking firms of EF Hutton and Paine Webber for almost 20 years.

The principal business address of Michael Parnell is 12 Gunnebo Drive, Lonoke, AR 72086.

During the last five years, the Reporting Person, to the best of his knowledge, has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, the Reporting Person, to the best of his knowledge, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

See description to Item 4.

ITEM 4. PURPOSE OF TRANSACTION.

The Common Stock were acquired for, and are being held for, investment purposes.

This 13D provides notice of the award of 1,250,000 shares by the Board of Directors on August 31, 2012 related to his Employment Agreement as Amended.

CUSIP No. 0001098881	SCHEDULE 13D	Page 4 of 5 Pages

Other

The Reporting Person may purchase additional shares of Common Stock from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. The Reporting Person have no present intention to sell any shares of Common Stock, although any Reporting Person could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares of Common
Stock held by such Reporting Person.

The Reporting Person do not have any plans or proposals that would result in any of the actions or transactions described in clauses (a)through (j) of Item 4 of Schedule 13D, except as previously disclosed in this Schedule 13D, as amended, or as set forth above.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

(a) As of September 7, 2012, Michael Parnell beneficially owned 2,647,000 shares of Common Stock individually.

Mr. Parnell owned 10.0% of the Common Stock outstanding, based on total shares of Common Stock outstanding as of September 7, 2012 of 26,482,912 shares.  Michael Parnell beneficially owned 8.9% of the Common Stock outstanding, based on total shares of Common Stock outstanding as of September 7, 2012 of 29,803,538 shares on a fully diluted basis.

(b) As of September 7, 2012, Michael Parnell had sole voting power and sole dispositive power with respect to 2,647,000 shares of Common Stock individually.

(c) Mr. Parnell has acquired of one million two hundred and fifty thousand (1,250,000) shares of restricted common stock of the Company within the 60 days prior to the filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as described herein, no Reporting Person nor any other person referred to in Item 2 herein, has any contract, arrangements understandings or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls,  guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

(a)    Not applicable.

CUSIP No. 0001098881	SCHEDULE 13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mr. Michael Parnell Michael Parnell Living Trust

Dated: September 7, 2012	By:	/s/Michael Parnell
Name: Mr. Michael Parnell
Michael Parnell Living Trust Investor

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)